82-3430

TIOMIN RESOURCES INC.

02055623

[redacted] :ASE 02 OCT 28 AM 11:07

October 22, 2002

TIOMIN CLOSES $2MILLION EQUITY PRIVATE PLACEMENT

SUPPL

TORONTO, CANADA:

Tiomin Resources Inc. announced today that it has closed the previously announced private placement of units of equity capital. Harris Partners acted as the agent in this financing.

The Corporation received subscriptions for 10,077,500 units at Cdn$0.20 per unit, for aggregate gross proceeds of Cdn$2,015,500.

Each unit consists of one common share in the capital of the Corporation, one-half of one Series E common share purchase warrant, and one-half of one Series F common share purchase warrant. Each whole Series E common share purchase warrant will entitle the holder to subscribe for one additional common share in the capital of the Corporation at a price of Cdn$0.20 at any time prior to 5:00 p.m. (Toronto time) on the first business day which is the earlier of: (a) October 21, 2003, and (b) sixty (60) days after the Corporation gives notice to the holders of the Series E Warrants that the Corporation has been issued a special mining lease by the Commissioner of Mines and Geology of Kenya in respect of the Corporation's Kwale mineral sands project. Each whole Series F common share purchase warrant will entitle the holder to subscribe for one additional common share in the capital of the Corporation at a price of Cdn$0.25 at any time prior to 5:00 p.m. (Toronto time) on October 21, 2003.

The exercise of all of the Series E and Series F warrants included in the units would raise an additional $2.27 million.

The net proceeds of the new issue will be used to fund the continuing development of its Kwale project in Kenya, as well as for general corporate purposes.

The Corporation, after the closing of this financing, has 68.8 million shares issued and outstanding.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, VP-Finance, ext. 232.

ACCESS PREVIOUS TIOMIN PRESS RELEASES ON OUR WEBSITE: www.tiomin.com

02 OCT 28 AM 11:07

TIOMIN
RESOURCES INC.

First Quarter Report

For the period ended March 31, 2002

The frivolous lawsuit launched by three individuals on February 28, 2001, causing all project development activities to stop in Kenya, was finally dismissed by the High Court in Mombasa on March 21, 2002.

The Environmental Permit Review Process reached another milestone with the appointment of Dr. Koech as Chairman of NEMA. Under the relatively new environmental law of Kenya, environmental permits are issued by NEMA.

The Honourable Kenyan Minister of Mines Jackson Kalweo and the Commissioner of Mines both visited several mineral sands mining operations in South Africa and Australia and were impressed by the proactive environmental controls practiced by the mineral sands mining industry, and by the socio-economic benefits that such operations can generate and contribute to the community.

Given that Tiomin has met all requirements of the Kenyan Environmental Law, including filing a comprehensive Environmental Impact Study, Tiomin anticipates receiving the Environmental Permit for the Kwale Project by the end of May 2002.

Tiomin will now be in a position to move forward with the Kwale development, following receipt of the Mining Permit expected by the end of the third quarter this year.

The Kwale project is well positioned with the mineral sands industry to enter the marketplace with sulphatable ilmenite, significant production of sought-after rutile and high quality zircon. The development of Kwale is an important first step for Kenya to emerge as a significant supplier of titanium and zircon mineral concentrates to the global marketplace.

The Kwale feasibility study indicates the deposit can produce over 300,000 tonnes of sulphatable ilmenite, as well as about 38,000 tonnes of high quality zircon and over 75,000 tonnes of rutile annually, during the first six years of production.

Tiomin's longer-term strategy is to sequentially develop its other titanium-bearing mineral sands deposits – Kilifi, Mambrui and Vipingo – following the commercial start-up of the Kwale project. This strategy will underpin Tiomin's ability to increase its output at regular intervals, and thus maximize returns to its shareholders and to the local communities where Tiomin is active.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Tiomin Resources Inc. is involved in the exploration and development of industrial mineral projects. Since mid-1998, the Corporation has focused on the development of its Kwale mineral sands project in Kenya. The Corporation is currently not in production at Kwale.

In 1999, the Corporation commenced a full feasibility study on its Kwale project that was completed in April 2000 and submitted to the Government of Kenya ("GOK"). The Corporation, has also completed and submitted an Environmental Impact Assessment ("EIA") which recommended the project proceed, and in April 2001, the Corporation, in conjunction with external consultants, submitted a series of reports to the GOK in response to the queries raised from the Government's review of the EIA.

Tiomin is currently awaiting the issuance of a mining licence and an environmental licence by the Government of Kenya. In March 2002, the lawsuit and related injunction that prevented the Corporation from undertaking significant work on the project since March 2001 was dismissed by the High Court in Mombasa.

Results of Operation

For the three months ended March 31, 2002, the Corporation invested $246,000 in mineral properties, versus $1.5 million in the corresponding period of 2001, all of it relating to the Kenyan properties. The continued low expenditure levels during the quarter was a result of the court injunction being in place since March 1st 2001.

For the three-months ended March 30, 2002, the Corporation had a net loss of $441,000 ($0.01 per share) compared to a net loss of $61,000 ($0.01 per share) for the same period in 2001. The increased loss was primarily due to; increased professional fees associated with the court injunction and related lawsuit, and a non-cash foreign currency translation loss of $2,000 in the quarter versus a $220,000 gain in the first quarter of 2001, due to the relative strengthening of the Canadian dollar.

Financial Conditions, Liquidity and Capital Resources

As the Corporation has not begun production on any of its properties, the Corporation does not have any cash flow from operations.

During the quarter ended March 31, 2002, the Corporation issued 83,000 common shares from the exercising of employee stock options for proceeds of $24,900 as compared to the issuance of 307,500 shares for proceeds of $63,900 in the corresponding quarter of the previous year. As at March 31, 2002, the Corporation had cash and cash equivalents of $159,000 compared to $385,000 as at December 31, 2001.

The Corporation had repayable debt of $3.6 million as at March 31, 2002 consistent with the amounts due at March 31, and December 31, 2001.

Common shares issued and outstanding were 58.5 million as at March 31, 2002.

Future Prospects

The Corporation will continue to focus its efforts on developing the Kwale project. Important issues that need to be resolved include: securing all the remaining surface rights in the mining area, receipt of all necessary government permits, including, the environmental and mining licences, and obtaining the necessary financing to enable construction to commence.

The ability of the Corporation to continue operations is dependent upon obtaining the necessary financing to develop the Kwale project and/or the realization of proceeds from the sale of one or more of its properties.

Consolidated Balance Sheets

As at (amounts in $)	March 2002	December 2001
ASSETS		
Current		
Cash and cash equivalents	**159,194**	385,481
Receivables	**30,018**	68,434
Prepaid expenses	**24,379**	27,861
	213,591	481,776
Fixed assets, net of accumulated depreciation	**104,080**	159,791
Mineral properties *(note 3)*	**858,603**	858,603
Deferred exploration *(note 3)*	**12,278,366**	12,032,576
Patent – TSR technology	**1,232,545**	1,232,545
	14,473,594	14,283,515
	14,687,185	14,765,291
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**501,026**	198,733
Loan facility *(note 7)*	**3,231,984**	3,196,431
	3,733,010	3,395,164
Long-term		
Development loan *(note 5)*	**373,000**	373,000
SHAREHOLDERS' EQUITY		
Capital stock *(note 8)*	**77,844,636**	77,819,736
Deficit	**(67,263,461)**	(66,822,609)
	10,581,175	10,997,127
	14,687,185	14,765,291

See accompanying notes

Consolidated Statements of Operations and Deficit

For the three months ended March 31 (amounts in $)	**2002**	2001
EXPENSES		
Salaries	**198,566**	235,214
Office costs	**54,795**	59,146
Foreign exchange loss (gain)	**2,352**	(220,184)
Depreciation	**4,037**	9,007
Interest	**32,753**	129,381
Travel	**4,948**	16,979
Stock exchange fees	**8,220**	7,240
Shareholders' information	**6,344**	5,145
Promotion	**1,859**	746
Professional fees	**120,178**	28,056
Capital tax and other taxes (refund)	**–**	1,290
General exploration and property write-offs (recovery)	**(4,000)**	(164,450)
Total expenses	**430,052**	107,570
Less: interest income and other income	**10,800**	(46,416)
Net loss for the period	**440,852**	61,154
Share issue costs	**–**	(5,837)
Deficit, beginning of the period	**66,822,609**	64,421,530
Deficit, end of the period	**67,263,461**	64,476,847
Loss per share *(note 7)*	**$ 0.01**	$ 0.00

See accompanying notes

Consolidated Statements of Cash Flows

For the three months ended March 31 (amounts in $)	**2002**	2001
OPERATING ACTIVITIES		
Net loss for the year	**(440,852)**	(61,154)
Add (deduct) non-cash items		
Depreciation charges	**4,037**	9,007
Foreign exchange loss on long-term liabilities	**2,800**	153,600
Loss on sale of fixed assets	**10,965**	–
Change in non-cash working capital		
Decrease (increase) in accounts receivable	**38,416**	(12,447)
Decrease (increase) in prepaid expenses	**3,482**	(4,581)
Decrease in accounts payables and accrued liabilities	**302,293**	(95,851)
Increase (decrease) in accrued interest	**32,753**	63,366
	(46,106)	51,940
INVESTING ACTIVITIES		
Mineral properties acquired	**–**	(88,463)
Deferred exploration and development expenditures	**(232,796)**	(1,434,033)
Patent – TSR technology expenditures	**–**	(2,177)
Net fixed assets acquisitions	**27,715**	(158,255)
	(205,081)	(1,682,928)
FINANCING ACTIVITIES		
Common shares issued for cash	**24,900**	2,563,900
Share issue costs	**–**	5,837
	24,900	2,569,737
Net increase in cash and cash equivalents	**(226,287)**	938,749
Cash and cash equivalents, beginning of the period	**385,481**	2,263,323
Cash and cash equivalents, end of the period	**159,194**	3,202,072

See accompanying notes

1. NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY

Nature of Operations:

Tiomin Resources Inc. (the "Corporation" or "Tiomin") and its subsidiaries have mineral exploration properties located in Canada and Kenya. The exploration and development of mineral properties involves significant financial risk. The recoverability of the amounts shown for the mineral properties and the related deferred expenditures is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, confirmation of the Corporation's and its subsidiaries' interest in the underlying mineral claims, the ability of the Corporation and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

Going Concern Uncertainty:

The consolidated financial statements for the period ended March 31, 2002 have been prepared on the basis that the Corporation is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. As at March31, 2002, the Corporation had a working capital deficit of $3.5 million and does not currently have sufficient operating cash flow to discharge its liabilities in the normal course of business. The ability of the Corporation to continue operations is dependent upon obtaining the necessary financing to complete the development of its properties and/or the realization of proceeds from the sale of one or more of its properties. These consolidated financial statements do not include any adjustments related to the carrying values and classification of assets and liabilities should the Corporation be unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Corporation are in accordance with Canadian generally accepted accounting principles and their basis of application is consistent with prior periods. Outlined below are those policies considered particularly significant:

Consolidation:

These consolidated financial statements include the accounts of the Corporation and the following wholly-owned subsidiaries:

Tiomin (Barbados) Limited – a Barbadian corporation

Tiomin Kenya Limited ("TKL") – a Kenyan corporation

Kenya Titanium Minerals Limited ("KTM") – a Kenyan corporation

Tiomin has incorporated TKL and KTM to facilitate the development of the Corporation's Kenyan assets. Tiomin (Barbados) Limited was incorporated in 1997 and has no material assets or liabilities other than the shares of TKL and KTM.

Mineral Properties and Deferred Exploration and Development:

Acquisition and exploration expenses relating to mineral properties with proven resource potential are deferred until the properties are brought into production at which time they are depleted on a unit-of-production basis. If it is determined that capitalized acquisition, exploration and development costs are not recoverable over the economic life of the property, or the project is abandoned, the project is written-down to its net realizable value. All other exploration expenses are expensed in the year that they occur. The Corporation does not accrue the future cost of maintaining the properties in good standing.

Patent Technology:

Development and registration expenses relating to the Corporation's "TSR" Process are deferred until put into production at which time the costs would be amortized on a unit-of-production basis. If it is determined that the capitalized costs are not recoverable over the economic life of production, or the project is abandoned, the development costs would be written-down to its net realizable value. The Corporation evaluates whether there has been a permanent impairment in the carrying value on an annual basis.

Fixed Assets and Depreciation:

Fixed assets are stated at acquisition cost. Depreciation is provided on the straight-line basis over the following periods:

Computers	3 years
Vehicles	3 years
Furniture	5 years
Mining equipment	3 years

Foreign Currency Translation:

Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the year end exchange rates. Non-monetary assets have been translated at the rates prevailing at the dates of acquisition. Revenue and expense items other than depreciation are translated at the average rates of exchange for the year. Any exchange gain or loss that arises on translation is included in the determination of net loss for the year.

Cash and cash equivalents:

Cash and cash equivalents comprised cash on hand and short-term investments generally which mature within 90 days from date of acquisition.

Income taxes:

Income taxes are provided for in accordance with the liability method of accounting for income taxes.

3. MINERAL PROPERTIES–DEFERRED EXPLORATION AND DEVELOPMENT

The interests in mineral properties and respective deferred exploration and development costs are as follows:

	Mineral Properties		Deferred Exploration and Development	
	Mar. 31, 2002 (cost)	Dec. 31, 2001 (cost)	**Mar. 31, 2002 (cost)**	Dec. 31, 2001 (cost)
Kenya	**858,603**	858,603	**12,278,366**	12,032,576
Total	**$ 858,603**	$ 858,603	**$ 12,278,366**	$ 12,032,576

(a) Canada

Natashquan

The property consists of a total of 210 claims located in the Township of Natashquan in the Province of Quebec. The Corporation believes the property can be developed in the future, in sequence with its other mineral sand properties, however, it is unlikely the Natashquan property will be developed in the near term. In 1998, the Corporation wrote-down its investment in the property by $11.5 million to $1 million to reflect its then estimated realizable value. In 2000, the Corporation wrote-off the remaining carrying value ($1 million) of the Natashquan property as no further work is planned on the property in the foreseeable future other than the minimal work necessary to keep the claims in good standing.

(b) Panama

In March 1996, the Corporation's then wholly-owned subsidiary, PanaCobre S.A. ("PanaCobre"), executed an agreement, the PanaCobre Concession Agreement ("Concession Agreement"), with CODEMIN, an agency of the Government of Panama, whereby PanaCobre was granted the right to, among other things, extract, beneficiate, transport and sell copper from the Cerro Colorado mining concession in Panama. The Cerro Colorado Property comprises a single mining concession created by special law of the Republic of Panama.

On February 23, 2001, the Corporation elected to transfer its interest in PanaCobre, together with all obligations under the Concession Agreement, to Aur Resources Inc. ("Aur") in full satisfaction of the US$2.3 million loan made under a loan and option agreement. As a result of the transaction, the Corporation previously wrote-down the carrying value of its Cerro Colorado property by US$11.2 million to US$2.3 million as at December 31, 2000. As of February 23, 2001, the Corporation ceased to have an interest in PanaCobre or the Cerro Colorado project.

(c) Kenya

In June 1996, the Corporation acquired from Pangea Goldfields Inc. ("Pangea") an 80% interest in the exploration rights of three Special Licences along the Kenyan coast. Under the terms of the agreement, the Corporation must spend a minimum of US$200,000 on exploration on the properties during the first year and complete a feasibility study within five years. Should the Corporation not complete a feasibility study within five years the Corporation's interest in the properties will be reduced to 20%. If the properties are placed into production, Pangea will receive 20% of the profits from any mining operation following payback of Tiomin's capital investment in the mine and processing operation. In 2000, the Corporation completed a positive feasibility study and made a decision to proceed to production, thus satisfying the terms of the agreement with Pangea.

The three Special Licences were for an initial term of two years, expiring in 1998, and required the Corporation to spend a minimum of fourteen million Kenyan shillings (approximately US$235,000) per annum on exploration. In 1998, the Corporation renewed the Special Licences for a further two years. These Special Licences were renewed in 2000 and in 2002 for a further two years.

In April 1997, the Corporation acquired a fourth licence in Kenya known as Kwale. The licence was for an initial term of two years and required the Corporation to spend a minimum of 500,000 Kenyan shillings (approximately US$8,500) per annum on exploration. This licence was added to the initial agreement with Pangea whereby Pangea retains a 20% interest in the Kenyan properties. In April 1999, the Corporation renewed this licence for a further two years. The licence was renewed again for another two years during the first quarter of 2001.

In February 2001, as a result of a lawsuit filed against TKL in the High Court of Kenya at Mombassa (the "High Court"), an injunction was issued by the High Court that prevented the Corporation from pursuing its exploration and development program in Kenya. Further, the High Court awarded the plaintiffs in the claim costs of approximately $1.2 million. The Corporation, through TKL, appealed these rulings to the Kenya Court. In March 2002, the lawsuit and related award of costs to the plaintiff was dismissed and the related injunction lifted.

4. DEVELOPMENT LOAN

On April 22, 1999, The Canadian International Development Agency and the Corporation entered into a loan agreement under the Industrial Overseas Development Programme. The proceeds of the loan were to be used to offset the cost of certain environmental work incorporated in the Kwale feasibility study. Under the terms of the agreement, Tiomin had to spend a minimum $1,480,000 on the feasibility study prior to June 30, 2000 in order to be entitled to the maximum loan amount of $391,000. The loan is non-interest bearing and is repayable once the Corporation's cumulative product sales from the project exceed $5 million. In the event that the Kwale project is not put into production or fails to achieve the sales threshold, the loan will be treated as a grant and the Corporation will not be required to repay the loan. As at March 31, 2001 the Corporation had met the minimum level of expenses of $1,480,000 and has drawn down $373,000 of the total loan amount.

5. CONVERTIBLE DEBENTURES

On January 10, 2000, the Corporation issued unsecured convertible debentures with a face value of $100,000. The debentures were to mature on January 10, 2002 and bore interest at an annualized rate of 5% payable semi-annually. The debentures were convertible into common shares of the Corporation at the option of the holder at any time after July 10, 2000 and up to and including the date immediately prior to maturity at a conversion price of $0.57 for each common share to be issued. During 2001, the full amount of the principal was converted into 175,438 common shares and the accrued interest was settled in cash.

6. LOAN FACILITY

On January 27th 2000, the Corporation completed a US$2.0 million financing with Resource Capital Fund L.P. The financing was structured as a US$2.0 million loan facility (the "Loan Facility"). Under the terms of the Loan Facility, the Corporation issued 5,158,000 warrants with an exercise price of $0.57, expiring December 31, 2002. The loan carries an interest rate of LIBOR plus 2%. The loan is secured by a charge on all the assets and undertaking of the Corporation, until a mining licence is obtained for Kwale and pledges of all issued and outstanding shares of the Corporation's subsidiaries, TKL, KTM and Tiomin Barbados Limited. The loan matures on December 31, 2002.

Under the terms of the Loan Facility, the Corporation can elect to pay interest by the delivery of common shares of the Corporation. The number of common shares issued in lieu of interest is equal to the amount of interest payable divided by the number that is 90% of the weighted average trading price of the Corporation's shares for a period of 20 days immediately preceding the scheduled interest payment date. During 2001, $96,244 of interest under the Loan Facility was settled by the issuance of 1,258,644 common shares.

7. CAPITAL STOCK

The Corporation is authorized to issue an unlimited number of common shares.

	Shares #	Amount $
Common shares, December 31, 2000	46,180,205	76,815,333
Issued upon exercise of options	369,500	78,960
Issued for debt and interest payments	1,434,082	196,243
Private placement	10,417,143	729,200
Common shares, December 31, 2001	58,400,930	77,819,736
Issued upon exercise of options	83,000	24,900
Total common shares, March 31, 2002	58,483,930	77,844,636

In December 2001, the Corporation completed a private placement of 10,417,143 common shares for gross proceeds of $729,200.

For the period ended March 31, 2002, the Corporation's weighted average common shares outstanding was 58,404,619 (December 31, 2001 – 47,044,786).

On April 28, 1997, the Corporation adopted a Shareholder Rights Plan. Each shareholder of record from the close of business on April 28, 1997 will be issued one right for each common share held. In the event that a bidder acquires 20% or more of the outstanding voting shares of the Corporation other than by a permitted bid or with the approval of the Board of Directors of the Corporation, the rights would become exercisable to purchase common shares of the Corporation at a 50% discount to the then current market price. The Shareholder Rights Plan was approved by the shareholders on June 9, 1997.

WARRANTS

As at March 31, 2002 , the Corporation had the following common share purchase warrants outstanding. Each warrant is convertible into one common share of the Corporation.

Expiry Date	Total Outstanding	Exercise Price
July 22, 2002	294,117	$ 0.93
December 31, 2002	5,158,000	$ 0.57

8. STOCK OPTIONS

Under the Corporation's Stock Option Plan (the "Plan") established in 1996 and approved by shareholders in 1996, the Corporation may grant to directors, officers, employees and consultants options to purchase common shares of the Corporation. The aggregate number of shares reserved for issuance under the Plan shall not exceed five million common shares. The total number of shares which may be reserved for issuance to any one individual under the Plan shall not exceed 5% of the total number of issued and outstanding shares (on a non-diluted basis) and shares reserved for issuance under the Plan.

A summary of the outstanding stock options is presented below.

	March 2002		December 2001	
	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
Outstanding, beginning of year	4,016,000	$ 0.53	4,752,000	$ 0.51
Granted	735,000	0.23	50,000	0.65
Exercised	(83,000)	0.30	(369,500)	0.21
Cancelled / Expired	(95,000)	0.46	(416,500)	0.58
Outstanding, end of period	4,573,000	0.49	4,016,000	0.53
Options exercisable at end of period	3,788,000		3,966,000	

The following table summarizes information about the stock options outstanding as at March 31, 2002.

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Range of Exercise Prices	Number Outstanding As at March 31, 2002	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Number Exercisable As at March 31, 2002	Weighted Avg. Exercise Price
$0.18 – 0.23	895,000	4.07 years	$ 0.221	160,000	$ 0.180
$0.30 – 0.31	1,465,000	2.09 "	0.306	1,465,000	0.306
$0.45 – 0.51	75,000	1.20 "	0.510	75,000	0.510
$0.54 – 0.65	1,298,000	1.11 "	0.594	1,248,000	0.592
$0.94 – 1.00	840,000	3.45 "	0.940	840,000	0.940
$0.18 – 1.00	4,573,000	2.44 years	0.491	3,788,000	0.534

Options granted since 1995 have a five-year term and are priced at the TSE closing price of the Corporation's common shares on the day immediately prior to the date granting. Vesting provisions vary according to the terms of the individual granting.

9. INCOME TAXES

The components of the Corporation's future income tax assets (liabilities) are as follows:

	2001	2000
Non-capital losses carried forward	$ 3,061,000	$ 3,818,000
Resource related deductions	2,757,000	4,801,000
Share issuance costs	154,000	263,000
Capital assets	232,000	272,000
Future income tax asset	6,204,000	9,154,000
Valuation allowance	(6,204,000)	(9,154,000)
Net future income tax asset	–	–

As at December 31, 2000, the Corporation had non-capital losses to be carried forward and applied against taxable income of future years. The non-capital losses have expiry dates as follows:

2002	$ 1,156,000
2003	1,271,000
2004	1,760,000
2006	2,013,000
2007	2,233,000
2008	1,736,000

10. LEASE COMMITMENT

The Corporation is committed to minimum annual rents under a lease, which expires on January 31, 2006. Future minimum annual rental payments are as follows:

2002	$ 169,145
2003	169,145
2004	169,145
2005	169,145
2006	15,095

11. COMPARATIVE FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform with the presentation of the 2001 consolidated financial statements.

TIOMIN
RESOURCES INC.

Second Quarter Report

For the period ended June 30, 2002

Tiomin Resources Inc was pleased to have announced on July 3rd it had received the Letter of Approval for the issuance of the Environmental Impact Assessment Licence on its Kwale titanium mining project in Kenya. The approval of this licence, which is subject to standard conditions such as filing an environmental management plan prior to starting construction, is an important milestone in the development of the Kwale project and also for Tiomin in becoming a significant titanium producer. The use of the Shimoni site for the ship loading facility has also been approved. Over the past six years, Tiomin has invested approximately C$22 millions in exploration, engineering, feasibility and environmental studies on its four titanium-bearing mineral deposits in Kenya.

The approval of the Environmental Impact Assessment Licence is the culmination of an exhaustive two-year review of Tiomin's Environmental Impact Study, which covered all of the biological, technical and socio-economic elements relating to the proposed commercial development of the Kwale mineral sands deposit. The environmental study completed on the Kwale titanium deposit was the most comprehensive environmental study produced to date in Kenya.

Tiomin will now focus on completing the negotiations for a mining lease, acquisition of the remaining surface rights and other related permits with the Government of Kenya that will allow the construction phase of the mine to commence. Tiomin will be presenting the draft mining lease agreement to the Government of Kenya in early September and will also file the required environmental management plan at that time.

The population in the surrounding area of Kwale, and Kenya as a whole, will derive substantial benefits from the development of this mine, from new employment, locally sourced services and supplies, improved infrastructure such as schooling and health services as an example, tax revenues and increased exports. Tiomin Kenya Limited is committed to ensuring that these benefits flow to the community in as short a time as possible.

The completed Kwale feasibility study indicates the Kwale deposit can produce over 300,000 tonnes of sulphatable ilmenite per annum, about 38,000 tonnes of high quality zircon and over 75,000 tonnes of premium rutile during the first six years of production, with a total mine life of approximately 13 years.

Rutile and ilmenite are both sources of titanium dioxide, primarily used in the production of pigments for paints, plastics and paper, while zircon is used in the fabrication of ceramic and enamel glazing, refractories and electronic equipment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Tiomin Resources Inc. is involved in the exploration and development of industrial mineral projects. Since mid-1998, the Corporation has focused solely on the development of its Kwale mineral sands project in Kenya. The Corporation is currently not in production at Kwale.

In 1999, the Corporation commenced a full feasibility study on its Kwale project that was completed in April 2000 and submitted to the Government of Kenya ("GOK"). The Corporation, has also completed and submitted an Environmental Impact Assessment ("EIA") which recommended the project proceed, and in April 2001, the Corporation, in conjunction with external consultants, submitted a series of reports to the GOK in response to the queries raised from the Government's review of the EIA. On July 2, 2002, the National Environmental Management Authority issued its letter of approval for Tiomin's EIA and approved the issuance of the EIA Licence, subject to the submission and approval of Tiomin's environmental management plan.

Tiomin is currently awaiting the issuance of a mining licence by the Government of Kenya.

Results of Operation

For the three months ended June 30, 2002, the Corporation invested $77,000 in mineral properties, versus $246,000 in the first quarter of the year and $700,000 in the corresponding period of 2001, all of it relating to the Kenyan properties. The continued low expenditure level during the quarter reflects the delays the project has encountered over the past year.

For the three-months ended June 30, 2002, the Corporation had a net loss of $277,281 ($0.01 per share) compared to a net loss of $492,000 ($0.01 per share) for the same period in 2001. The decrease in expenses for the quarter was primarily attributable to reduced salary expenditures due to the reduction in business activity. The loss for the six-months ended June 30, 2002 amounted to $718,000 versus a loss of $553,000 for the corresponding period in 2001. Increased legal fees to date accounted for the higher loss in 2002.

Financial Conditions, Liquidity and Capital Resources

As the Corporation has not begun production on any of its properties, the Corporation does not have any cash flow from operations. The Corporation receives cash for use in operations from issuing common shares, sales of selected assets and investment income.

During the quarter ended June 30, 2002, the Corporation issued 177,600 common shares in satifaction of $63,155 interest expense in comparison with the issuance of 83,000 common shares for proceeds of $24,900 in the first quarter of the year. As at June 30, 2002, the Corporation had cash and cash equivalents of $68,000 compared to $385,000 as at December 31, 2001.

The Corporation had repayable debt of $3.4 million as at June 30, 2002 consistent with the amounts owing at December 31, 2001.

Common shares issued and outstanding were 58.7 million as at June 30, 2002.

Future Prospects

The Corporation will continue to focus its efforts on developing the Kwale project. Important issues that need to be resolved include: securing all the remaining surface rights in the mining area, receipt of all necessary government permits, including, the mining licence, and obtaining the necessary financing to enable construction to commence.

The ability of the Corporation to continue operations is dependent upon obtaining the necessary financing to develop the Kwale project and/or the realization of proceeds from the sale of one or more of its properties.

Consolidated Balance Sheets

As at (amounts in $)	**June 2002**	December 2001
ASSETS		
Current		
Cash and cash equivalents	**68,003**	385,481
Receivables	**44,939**	68,434
Prepaid expenses	**20,837**	27,861
	133,779	481,776
Fixed assets, net of accumulated depreciation	**64,417**	159,791
Mineral properties *(note 3)*	**865,191**	858,603
Deferred exploration *(note 3)*	**12,348,559**	12,032,576
Patent – TSR technology	**1,233,163**	1,232,545
	14,511,330	14,283,515
	14,645,109	14,765,291
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**862,306**	198,733
Loan facility *(note 5)*	**3,042,754**	3,196,431
	3,905,060	3,395,164
Long-term		
Development loan *(note 4)*	**373,000**	373,000
SHAREHOLDERS' EQUITY		
Capital stock *(note 6)*	**77,907,791**	77,819,736
Deficit	**(67,540,742)**	(66,822,609)
	10,367,049	10,997,127
	14,645,109	14,765,291

See accompanying notes

Consolidated Statements of Operations and Deficit

	3 months		6 months	
For the periods ended June 30 (amounts in $)	**2002**	2001	**2002**	2001
EXPENSES				
Salaries	**131,662**	300,997	**330,229**	536,211
Office costs	**51,425**	72,700	**106,223**	131,847
Foreign exchange gain	**(152,110)**	(95,773)	**(149,510)**	(315,957)
Depreciation	**3,396**	9,733	**7,433**	18,740
Interest	**29,925**	59,758	**62,677**	189,138
Travel	**17,679**	23,601	**22,627**	40,578
Stock exchange fees	**750**	–	**8,970**	7,240
Shareholders' information	**39,114**	52,740	**45,459**	57,886
Promotion	**4,045**	12,157	**5,901**	12,904
Professional fees	**153,481**	93,283	**273,658**	121,339
Capital tax and other taxes	**250**	250	**250**	1,540
General exploration and property write-offs (recovery)	**7,002**	(20,844)	**3,002**	(185,294)
Total expenses	**286,619**	508,602	**716,919**	616,172
Less: interest income and other income	**(9,338)**	(16,883)	**1,214**	(63,299)
Net loss for the period	**277,281**	491,719	**718,133**	552,873
Share issue costs	**–**	13,700	**–**	7,863
Deficit, beginning of the period	**67,263,461**	64,476,847	**66,822,609**	64,421,530
Deficit, end of the period	**67,540,742**	64,982,266	**67,540,742**	64,982,266
Loss per share *(note 6)*	**0.005**	0.01	**0.01**	0.01

See accompanying notes

Consolidated Statements of Cash Flows

	3 months		6 months	
For the periods ended June 30 (amounts in $)	**2002**	2001	**2002**	2001
OPERATING ACTIVITIES				
Net loss for the period	**(277,281)**	(491,719)	**(718,133)**	(552,873)
Add (deduct) non-cash items				
Depreciation charges	**3,396**	9,733	**7,433**	18,740
Foreign exchange loss (gain) on long-term liabilities	**(156,000)**	(124,600)	**(153,200)**	29,000
Loss (gain) on sale of fixed assets	**(9,323)**	–	**1,394**	–
Interest settled with common shares	**63,155**	–	**63,155**	–
Change in non-cash working capital				
Decrease (increase) in accounts receivable	**(14,921)**	7,271	**23,495**	(5,176)
Decrease in prepaid expenses	**3,542**	22,725	**7,024**	18,144
Increase (decrease) in accounts payables and accrued liabilities	**361,280**	(274,198)	**663,573**	(370,049)
Decrease in accrued interest	**(33,230)**	(77,205)	**(477)**	(13,839)
	(59,382)	(927,993)	**(105,736)**	(876,053)
INVESTING ACTIVITIES				
Mineral properties acquired	**(6,588)**	(1,975)	**(6,588)**	(90,438)
Deferred exploration and development expenditures	**(61,542)**	(716,504)	**(294,338)**	(2,150,538)
Patent – TSR technology expenditures	**(618)**	(2,061)	**(618)**	(4,238)
Net fixed assets dispositions (acquisitions)	**36,939**	(21,928)	**64,902**	(180,182)
	(31,809)	(742,468)	**(236,642)**	(2,425,396)
FINANCING ACTIVITIES				
Common shares issued for cash	**–**	12,000	**24,900**	2,575,900
Share issue costs	**–**	(13,700)	**–**	(7,863)
	–	(1,700)	**24,900**	2,568,037
Decrease in cash and short-term investments	**(91,191)**	(1,672,161)	**(317,478)**	(733,412)
Cash and short-term investments, beginning of the period	**159,194**	3,202,072	**385,481**	2,263,323
Cash and short-term investments, end of the period	**68,003**	1,529,911	**68,003**	1,529,911

See accompanying notes

1. NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY

Nature of Operations:

Tiomin Resources Inc. (the "Corporation" or "Tiomin") and its subsidiaries have mineral exploration properties located in Canada and Kenya. The exploration and development of mineral properties involves significant financial risk. The recoverability of the amounts shown for the mineral properties and the related deferred expenditures is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, confirmation of the Corporation's and its subsidiaries' interest in the underlying mineral claims, the ability of the Corporation and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

Going Concern Uncertainty:

The consolidated financial statements for the period ended June 30, 2002 have been prepared on the basis that the Corporation is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. As at June 30, 2002, the Corporation had a working capital deficit of $3.75 million and does not currently have sufficient operating cash flow to discharge its liabilities in the normal course of business. The ability of the Corporation to continue operations is dependent upon obtaining the necessary financing to complete the development of its properties and/or the realization of proceeds from the sale of one or more of its properties. These consolidated financial statements do not include any adjustments related to the carrying values and classification of assets and liabilities should the Corporation be unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Corporation are in accordance with Canadian generally accepted accounting principles and their basis of application is consistent with prior periods. Outlined below are those policies considered particularly significant:

Consolidation:

These consolidated financial statements include the accounts of the Corporation and the following wholly-owned subsidiaries:

Tiomin (Barbados) Limited – a Barbadian corporation

Tiomin Kenya Limited ("TKL") – a Kenyan corporation

Kenya Titanium Minerals Limited ("KTM") – a Kenyan corporation

Tiomin has incorporated TKL and KTM to facilitate the development of the Corporation's Kenyan assets. Tiomin (Barbados) Limited was incorporated in 1997 and has no material assets or liabilities other than the shares of TKL and KTM.

Mineral Properties and Deferred Exploration and Development:

Acquisition and exploration expenses relating to mineral properties with proven resource potential are deferred until the properties are brought into production at which time they are depleted on a unit-of-production basis. If it is determined that capitalized acquisition, exploration and development costs are not recoverable over the economic life of the property, or the project is abandoned, the project is written-down to its net realizable value. All other exploration expenses are expensed in the year that they occur. The Corporation does not accrue the future cost of maintaining the properties in good standing.

Patent Technology:

Development and registration expenses relating to the Corporation's "TSR" Process are deferred until put into production at which time the costs would be amortized on a unit-of-production basis. If it is determined that the capitalized costs are not recoverable over the economic life of production, or the project is abandoned, the development costs would be written-down to its net realizable value. The Corporation evaluates whether there has been a permanent impairment in the carrying value on an annual basis.

Fixed Assets and Depreciation:

Fixed assets are stated at acquisition cost. Depreciation is provided on the straight-line basis over the following periods:

Computers	3 years
Furniture	5 years
Mining equipment	3 years
Vehicles	3 years

Foreign Currency Translation:

Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the year end exchange rates. Non-monetary assets have been translated at the rates prevailing at the dates of acquisition. Revenue and expense items other than depreciation are translated at the average rates of exchange for the year. Any exchange gain or loss that arises on translation is included in the determination of net loss for the year.

Cash and Cash Equivalents:

Cash and cash equivalents comprised cash on hand and short-term investments generally which mature within 90 days from date of acquisition.

Income Taxes:

Income taxes are provided for in accordance with the liability method of accounting for income taxes.

3. MINERAL PROPERTIES–DEFERRED EXPLORATION AND DEVELOPMENT

The interests in mineral properties and respective deferred exploration and development costs are as follows:

	Mineral Properties		**Deferred Exploration and Development**	
	June 30, 2002 (cost)	Dec. 31, 2001 (cost)	**June 30, 2002 (cost)**	Dec. 31, 2001 (cost)
Total	**$ 865,191**	$ 858,603	**$ 12,348,559**	$ 12,032,576

(a) Canada

Natashquan

The property consists of a total of 210 claims located in the Township of Natashquan in the Province of Quebec. The Corporation believes the property can be developed in the future, in sequence with its other mineral sand properties, however, it is unlikely the Natashquan property will be developed in the near term. In 1998, the Corporation wrote-down its investment in the property by $11.5 million to $1 million to reflect its then estimated realizable value. In 2000, the Corporation wrote-off the remaining carrying value ($1 million) of the Natashquan property as no further work is planned on the property in the foreseeable future other than the minimal work necessary to keep the claims in good standing.

(b) Kenya

In June 1996, the Corporation acquired from Pangea Goldfields Inc. ("Pangea") an 80% interest in the exploration rights of three Special Licences along the Kenyan coast. Under the terms of the agreement, the Corporation must spend a minimum of US$200,000 on exploration on the properties during the first year and complete a feasibility study within five years. Should the Corporation not complete a feasibility study within five years the Corporation's interest in the properties will be reduced to 20%. If the properties are placed into production, Pangea will receive 20% of the profits from any mining operation following payback of Tiomin's capital investment in the mine and processing operation. In 2000, the Corporation completed a positive feasibility study and made a decision to proceed to production, thus satisfying the terms of the agreement with Pangea.

The three Special Licences were for an initial term of two years, expiring in 1998, and required the Corporation to spend a minimum of fourteen million Kenyan shillings (approximately US$235,000) per annum on exploration. In 1998, the Corporation renewed the Special Licences for a further two years. These Special Licences were renewed in 2000 and in 2002 for a further two years.

In April 1997, the Corporation acquired a fourth licence in Kenya known as Kwale. The licence was for an initial term of two years and required the Corporation to spend a minimum of 500,000 Kenyan shillings (approximately US$8,500) per annum on exploration. This licence was added to the initial agreement with Pangea whereby Pangea retains a 20% interest in the Kenyan properties. In April 1999, the Corporation renewed this licence for a further two years. The licence was renewed again for another two years during the first quarter of 2001.

In February 2001, as a result of a lawsuit filed against TKL in the High Court of Kenya at Mombassa (the "High Court"), an injunction was issued by the High Court that prevented the Corporation from pursuing its exploration and development program in Kenya. Further, the High Court awarded the plaintiffs in the claim costs of approximately $1.2 million. The Corporation, through TKL, appealed these rulings to the Kenya Court. In March 2002, the lawsuit and related award of costs to the plaintiff was dismissed and the related injunction lifted.

4. DEVELOPMENT LOAN

On April 22, 1999, The Canadian International Development Agency and the Corporation entered into a loan agreement under the Industrial Overseas Development Programme. The proceeds of the loan were to be used to offset the cost of certain environmental work incorporated in the Kwale feasibility study. Under the terms of the agreement, Tiomin had to spend a minimum $1,480,000 on the feasibility study prior to June 30, 2000 in order to be entitled to the maximum loan amount of $391,000. The loan is non-interest bearing and is repayable once the Corporation's cumulative product sales from the project exceed $5 million. In the event that the Kwale project is not put into production or fails to achieve the sales threshold, the loan will be treated as a grant and the Corporation will not be required to repay the loan. As at June 30, 2002 the Corporation had met the minimum level of expenses of $1,480,000 and has drawn down $373,000 of the total loan amount.

5. LOAN FACILITY

On January 27th 2000, the Corporation completed a US$2.0 million financing with Resource Capital Fund L.P. The financing was structured as a US$2.0 million loan facility (the "Loan Facility"). Under the terms of the Loan Facility, the Corporation issued 5,158,000 warrants with an exercise price of $0.57, expiring December 31, 2002. The loan carries an interest rate of LIBOR plus 2%. The loan is secured by a charge on all the assets and undertaking of the Corporation, until a mining licence is obtained for Kwale and pledges of all issued and outstanding shares of the Corporation's subsidiaries, TKL, KTM and Tiomin Barbados Limited. The loan matures on December 31, 2002.

Under the terms of the Loan Facility, the Corporation can elect to pay interest by the delivery of common

shares of the Corporation. The number of common shares issued in lieu of interest is equal to the amount of interest payable divided by the number that is 90% of the weighted average trading price of the Corporation's shares for a period of 20 days immediately preceding the scheduled interest payment date. During 2001, $96,244 of interest under the Loan Facility was settled by the issuance of 1,258,644 common shares. In 2002, $63,155 of interest was also settled through the issuance of 177,600 common shares.

6. CAPITAL STOCK

The Corporation is authorized to issue an unlimited number of common shares.

	Shares #	Amount $
Common shares, December 31, 2000	46,180,205	76,815,333
Issued upon exercise of options	369,500	78,960
Issued for debt and interest payments	1,434,082	196,243
Private placement	10,417,143	729,200
Common shares, December 31, 2001	58,400,930	77,819,736
Issued upon exercise of options	83,000	24,900
Issued for debt and interest payments	177,600	63,155
Common shares, June 30, 2002	58,661,530	77,907,791

In December 2001, the Corporation completed a private placement of 10,417,143 common shares for gross proceeds of $729,200.

For the period ended June 30, 2002 the Corporation's weighted average common shares outstanding was 58,454,306 (December 2001 – 47,044,786).

On April 28, 1997, the Corporation adopted a Shareholder Rights Plan. Each shareholder of record from the close of business on April 28, 1997 will be issued one right for each common share held. In the event that a bidder acquires 20% or more of the outstanding voting shares of the Corporation other than by a permitted bid or with the approval of the Board of Directors of the Corporation, the rights would become exercisable to purchase common shares of the Corporation at a 50% discount to the then current market price. The Shareholder Rights Plan was approved by the shareholders on June 9, 1997.

WARRANTS

As at June 30, 2002 , the Corporation had the following common share purchase warrants outstanding. Each warrant is convertible into one common share of the Corporation.

Expiry Date	Total Outstanding	Exercise Price
July 22, 2002	294,117	$0.93
December 31, 2002	5,158,000	$0.57

7. STOCK OPTIONS

Under the Corporation's Stock Option Plan (the "Plan") established in 1996 and approved by shareholders in 1996, the Corporation may grant to directors, officers, employees and consultants options to purchase common shares of the Corporation. The aggregate number of shares reserved for issuance under the Plan shall not exceed five million common shares. The total number of shares which may be reserved for issuance to any one individual under the Plan shall not exceed 5% of the total number of issued and outstanding shares (on a non-diluted basis) and shares reserved for issuance under the Plan. Options granted since 1995 have a five-year term and are priced at the TSX closing price of the Corporation's common shares on the day immediately prior to the date granting. Vesting provisions vary according to the terms of the individual granting.

A summary of the outstanding stock options is presented below.

	June 2002		December 2001	
	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
Outstanding, beginning of year	4,016,000	$ 0.53	4,752,000	$ 0.51
Granted	1,160,000	0.27	50,000	0.65
Exercised	(83,000)	0.30	(369,500)	0.21
Cancelled / expired	(175,000)	0.51	(416,500)	0.58
Outstanding, end of period	4,918,000	0.48	4,016,000	0.53
Options exercisable at end of period	3,758,000		3,966,000	

The following table summarizes information about the stock options outstanding as at June 30, 2002.

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Range of Exercise Prices	Number Outstanding As at June 30, 2002	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Number Exercisable As at June 30, 2002	Weighted Avg. Exercise Price
$0.18 – 0.23	895,000	3.82 years	$ 0.220	160,000	$ 0.180
$0.30 – 0.38	1,840,000	2.54 "	0.316	1,4615,000	0.306
$0.45 – 0.51	75,000	0.95 "	0.510	75,000	0.510
$0.54 – 0.65	1,288,000	0.87 "	0.595	1,288,000	0.589
$0.94 – 1.00	820,000	3.20 "	0.940	820,000	0.940
	4,918,000	2.42 years	0.479	3,758,000	0.542

8. RELATED PARTY TRANSACTIONS

During the first six months of 2002, two directors, one who is also an officer of the Corporation, extended short-term loans totalling $560,000. The loans are repayable on demand and bear an interest rate of 10%.

9. INCOME TAXES

The components of the Corporation's future income tax assets (liabilities) are as follows:

	2001	2000
Non-capital losses carried forward	$ 3,061,000	$ 3,818,000
Resource related deductions	2,757,000	4,801,000
Share issuance costs	154,000	263,000
Capital assets	232,000	272,000
Future income tax asset	6,204,000	9,154,000
Valuation Allowance	(6,204,000)	(9,154,000)
Net future income tax asset	–	–

As at December 31, 2000, the Corporation had non-capital losses to be carried forward and applied against taxable income of future years. The non-capital losses have expiry dates as follows:

2002	$ 1,156,000
2003	1,271,000
2004	1,760,000
2006	2,013,000
2007	2,233,000
2008	1,736,000

10. LEASE COMMITMENT

The Corporation is committed to minimum annual rents under a lease, which expires on January 31, 2006. Future minimum annual rental payments are as follows:

2002	$ 169,145
2003	169,145
2004	169,145
2005	169,145
2006	15,095

11. COMPARATIVE FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform with the presentation of the 2002 consolidated financial statements.